

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2014

Via E-mail
Dunde Yu
Chairman and Chief Executive Officer
Tuniu Corporation
Tuniu Building, No. 699-32
Xuanwudadao, Xuanwu District
Najing, Jiangsu Province 210042
People's Republic of China

>   **Re: Tuniu Corporation**
>   **Amendment No. 1 to Registration Statement on Form F-1**
>   **Filed April 28, 2014**
>   **File No. 333-195075**

Dear Mr. Yu:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. Please revise the first two paragraphs on page 2 to disclose your preliminary net revenues, net losses and change in sales and marketing expenses for the three months ended March 31, 2014. We note in this regard your revised disclosure in "Recent Developments" beginning on page 65.

Capitalization, page 51

2. From disclosure elsewhere in the filing, it appears that all actual Class A ordinary shares outstanding at December 31, 2013, other than the 1,860,000 shares to be offered by the selling shareholders, are to be converted into Class B ordinary shares upon completion of the offering. Please ensure this is clear in the respective pro forma bulleted information

Dunde Yu
Tuniu Corporation
May 5, 2014
Page 2

disclosed here. Also, conform as appropriate the number of Class A shares outstanding stated in the description of the line item for ordinary shares in the table and the applicable RMB and US$ amounts in the table. For example, it appears that 1,860,000 Class A shares are outstanding on a pro forma basis.

Recent Developments, page 65

3. To the extent you include partial and preliminary financial results in the prospectus prior to effectiveness, please explain why you can provide only partial and preliminary financial information at the time of the offering.

Principal and Selling Shareholders, page 131

4. Please refer to the narrative below the bullets. From disclosure elsewhere in the filing it appears that the number of Class A shares in (1) should be 22,140,000 instead of 22,749,000. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephen Kim at (202) 551-3291 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Z. Julie Gao, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP